Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 17 – Global Incorporated

Subject Company: Corporate Property Associates 17 – Global Incorporated

Commission File Number: 000-52891

June 2018

Dear CPA®:17 – Global Stockholder,

On June 18, 2018, CPA®:17 – Global and W. P. Carey Inc., a publicly traded company on the New York Stock Exchange (NYSE:WPC), announced that the two companies have entered into a merger agreement under which W. P. Carey will acquire CPA®:17 – Global and CPA®:17 – Global stockholders will receive shares of W. P. Carey common stock. W. P. Carey has been the advisor to CPA®:17 – Global since inception and has invested and managed its assets successfully through a variety of economic conditions.

We are pleased to be presenting a transaction that we believe will be beneficial to CPA®:17 – Global stockholders by providing you with liquid shares in a leading global net-lease REIT poised for continued stable dividends and growth.

•                  CPA®:17 – Global’s most recent independently appraised estimated net asset value (“NAV”) is $10.04 per share as of December 31, 2017.

•                  Subject to the terms and conditions of the merger agreement, CPA®:17 – Global stockholders will receive 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global stock owned.

•                  Based on W. P. Carey’s closing price on June 15, 2018 of $67.03, this consideration reflects a value of $10.72 per share of CPA®:17 – Global, although the ultimate value may be higher or lower due to changes in W. P. Carey’s stock price.

This transaction will provide liquidity to CPA®:17 – Global stockholders by delivering shares in an NYSE-listed company that benefits from a similar long-term, income-oriented investment strategy with a history of consistent dividend growth. Celebrating its 45th anniversary, W. P. Carey has been publicly traded since 1998 and a REIT since 2012, delivering attractive returns to its stakeholders for more than four decades. Maintaining a steady focus on long-term net leases with built-in rent increases, W. P. Carey has increased its dividend every year since going public in 1998, with a current annualized dividend of $4.08 per share.

W. P. Carey is the second largest net-lease REIT and, after the transaction, will be one of the largest REITs (top 25 in the MSCI US REIT Index) with pro forma enterprise value of $17.3 billion. We believe this will result in even greater financial strength and flexibility given its even larger balance sheet and diversified portfolio. W. P. Carey will continue to manage Corporate Property Associates 18 – Global Incorporated and the Carey Watermark Investors (CWI) series of publicly held, non-traded REITs as well as Carey European Student Housing Fund.

The closing of the transaction is subject to the satisfaction of various customary closing conditions, including the approval of stockholders of both companies, and cannot be assured. We currently expect that the closing of the transaction will occur during the fourth quarter of 2018, although there can be no assurance of such timing. Stockholders seeking additional information should read the Form 8-K and Investor Presentation filed with the Securities and Exchange Commission on June 18, 2018 and June 19, 2018, respectively, which can be found at www.cpa17global.com or www.sec.gov.

In light of the proposed merger, CPA®:17 – Global has suspended permitted distribution reinvestments under its Distribution Reinvestment and Stock Purchase Plan (DRIP) and its share redemption plan, with the exception of Special Circumstance Redemptions (as defined for purposes of the share redemption plan). Effective immediately, stockholders enrolled in the DRIP will have quarterly cash distributions paid to your address of record. For custodial or broker-controlled accounts, distributions will be paid to your custodian or broker/dealer, as applicable.

We are truly excited about the prospects of the combined company and look forward to communicating with you as we make further progress.

With best regards,

/s/ Jason E. Fox

Jason E. Fox
Chief Executive Officer

Cautionary Statement Concerning Forward-Looking Statements:

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” “forecast,” and other comparable terms.  These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger, the financial position and capitalization of the combined company and the expected timing of completion of the proposed Merger.  These statements are based on current expectations and actual results could be materially different from those projected in such forward-looking statements.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Discussions of some of these important factors and assumptions are contained in W. P. Carey’s and CPA®:17 – Global’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including: Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2017. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that W. P. Carey will file with the SEC in connection with the proposed Merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:17 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to find it:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  W. P. Carey intends to file a registration statement on Form S-4 that will include a joint proxy statement / prospectus and other relevant documents to be mailed by W. P. Carey and CPA®:17 – Global to their respective security holders in connection with the proposed Merger.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:17 – GLOBAL AND W. P. CAREY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER.  INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.  Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 – Global’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.